UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

DYNEGY INC.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

26817G300

(CUSIP number)

Michael R. Anastasio, Jr. c/o Seneca Capital Investments, LP 590 Madison Avenue, 28th Floor New York, New York 10022 212-888-2999

(Name, address and telephone number of person authorized to receive notices and communications)

February 11, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817G300		Page 2 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital International Master Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 7,712,100 shares (See Item 5)
	9.	Sole dispositive power** 0 shares
	10.	Shared dispositive power 7,712,100 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 7,712,100 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.4% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 3 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 3,514,400 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 3,514,400 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 3,514,400 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.9% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 4 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Investments, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 11,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 11,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.3% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 5 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Investments, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 11,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 11,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.3% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 6 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital International GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 7,712,100 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 7,712,100 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 7,712,100 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.4% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 7 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Advisors, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 3,514,400 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 3,514,400 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 3,514,400 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.9% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 8 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Douglas A. Hirsch
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 11,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 11,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.3% (See Item 5)
14.	Type of reporting person (see instructions) IN

CUSIP No. 26817G300	Page 9 of 10

Introduction

This Amendment No. 12 (“Amendment No. 12”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2010, as amended by Amendment No. 1 thereto filed with the SEC on October 21, 2010, by Amendment No. 2 thereto filed with the SEC on November 2, 2010, by Amendment No. 3 thereto filed with the SEC on November 8, 2010, by Amendment No. 4 thereto filed with the SEC on November 16, 2010, by Amendment No. 5 thereto filed with the SEC on November 22, 2010, by Amendment No. 6 thereto filed with the SEC on December 20, 2010, by Amendment No. 7 thereto filed with the SEC on January 4, 2011, by Amendment No. 8 thereto filed with the SEC on January 21, 2011, by Amendment No. 9 thereto filed with the SEC on January 26, 2011, by Amendment No. 10 thereto filed with the SEC on January 27, 2011, and by Amendment No. 11 thereto filed with the SEC on February 10, 2011 (such Schedule 13D, as amended, the “Schedule 13D”) on behalf of (i) Seneca Capital International Master Fund, L.P., a Cayman Islands exempted limited partnership (“International Fund”), (ii) Seneca Capital, L.P., a Delaware limited partnership (“U.S. Fund”), (iii) Seneca Capital Investments, L.P., a Delaware limited partnership (“Seneca LP”), (iv) Seneca Capital Investments, LLC, a Delaware limited liability company (“Seneca LLC”), (v) Seneca Capital International GP, LLC, a Delaware limited liability company (“Seneca International GP”), (vi) Seneca Capital Advisors, LLC, a Delaware limited liability company (“Seneca Advisors”), and (vii) Douglas A. Hirsch (together with each of the foregoing, the “Reporting Persons” or “Seneca Capital”), with respect to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Dynegy Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (the “Shares”). Capitalized terms used and not otherwise defined in this Amendment No. 12 shall have the meanings previously ascribed thereto in the Schedule 13D.

Amendment No. 12 is filed to amend Items 4 and 6 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction

On February 16, 2011, Seneca Capital filed with the SEC its Definitive Consent Statement relating to the Consent Solicitation. Such materials may be viewed without charge at http://www.myproxyonline.com/savingdynegy or at the SEC’s website at www.sec.gov.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issue

Item 6 is hereby amended to add the following information:

On February 11, 2011, International Fund and U.S. Fund extended the exercise date of their previously reported European-style call options, which provide the right to purchase 2,331,400 and 1,059,600 shares of Common Stock, respectively, at an exercise price of $0.01 per share, by engaging in a simultaneous roll transaction in which the options expiring as of April 15, 2011 were relinquished in the same transaction as and simultaneously with their replacement with the same number of options with the same economic terms expiring as of September 17, 2011. Such options are not exercisable within sixty days of the filing date of this Amendment No. 12, and therefore the shares of Common Stock to which they relate are not currently deemed beneficially owned by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2011

SENECA CAPITAL INTERNATIONAL
MASTER FUND, L.P.
By:	Seneca Capital International GP, LLC,
Its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL, L.P.
By:	Seneca Capital Advisors, LLC,
Its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, L.P.
By:	Seneca Capital Investments, LLC,
its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INTERNATIONAL GP, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL ADVISORS, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch
Douglas A. Hirsch, individually